

April 20, 2015

Via E-mail
Thomas L. Carter, Jr.
President and Chief Executive Officer
Black Stone Minerals, L.P.
1001 Fannin Street, Suite 2020
Houston, Texas 77002

> **Re:** **Black Stone Minerals, L.P.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 13, 2015**
> **Response dated April 10, 2015**
> **Response dated April 15, 2015**
> **File No. 333-202875**

Dear Mr. Carter:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed April 13, 2015

Use of Proceeds, page 52

1.   Please disclose the amount and intended purpose of any net proceeds received in excess of payments to be made on indebtedness outstanding under your credit facility.

Cash Distribution Policy and Restrictions on Distributions, page 55

2.   Please revise your tabular disclosure of Pro Forma Cash Generated from Operations for the Year Ended December 31, 2014 and Estimated Cash Generated from Operations for the Twelve Months Ending March 31, 2016 to disclose estimated annual distributions to common units issued in the merger separately from subordinated units issued in the merger.

Pro Forma Cash Generated from Operations, page 60

3.   Please expand footnote 11 on page 61 to quantify the net impact to the difference between pro forma cash generated from operations available for distribution and total distributions on common and subordinated units assuming preferred units were converted into common and subordinated units on January 1, 2014.

Estimated Cash Generated from Operations for the Twelve Months Ending March 31, 2016, page 62

Forecasted Distributions, page 71

4.   Please revise your disclosure regarding the expected aggregate quarterly distributions for the twelve months ending March 31, 2016 to reflect the prorated distribution for the quarter ending June 30, 2015, as you do on page 57.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 86

Critical Accounting Policies and Related Estimates, page 96

Successful Efforts Method of Accounting, page 96

5.   The revised disclosure provided in response to prior comment 8 states that a sustained low price environment could decrease your estimate of proved reserves. Please revise to provide additional disclosure addressing the uncertainty resulting from the recent decline in oil and gas prices. Your revised disclosure should address the extent to which your estimates of proved reserves are reasonably likely to change in the future and provide quantitative disclosure to this effect. As part of your revised disclosure, please include information that reflects the potential impact of outcomes you deem reasonably likely to occur (e.g., the scenario where oil and gas prices do not recover from current levels in the near term). For additional guidance, refer to section V of SEC Release No. 33-8350.

Executive Compensation and Other Information, page 138

Additional Narrative Disclosure, page 141

Potential Payments Upon Termination or a Change in Control, page 141

Severance Agreements, page 143

6.   Please disclose the material terms of your severance agreements for each of the named executive officers. See Item 402(q)(2) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 147

7.   Please revise footnote 4 to your tabular disclosure to clarify whether the units beneficially owned by Mr. Carter include those of Camden Energy Limited Partnership.

Unaudited Pro Forma Consolidated Financial Statements, page F-2

Note 2 – Unaudited Pro Forma Adjustments and Assumptions, page F-7

8.   We note from the confidentially submitted materials dated April 15, 2015 that pro forma adjustment (d) includes multiple adjustments related to the issuance of common and subordinated units to existing unitholders of Black Stone Minerals Company, LP. Please provide separate disclosure and reconciliation, as appropriate, so that each adjustment is clearly explained.

Note 3 – Unaudited Pro Forma Net Income Per Unit, page F-7

9.   Please provide us with a reconciliation of the number of common units, subordinated units, and preferred units used to calculate pro forma earnings per share as provided in the confidentially submitted materials dated April 15, 2015.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Attorney-Adviser, at (202) 551-3763 or Laura Nicholson, Attorney-Adviser, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Brenda Lenahan, Esq.